FORM 3




                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549
                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                         Section 17(a) of the Public
     Utility Holding Company Act of 1935 or Section 30(f) of the Investment
                             Company Act of 1940

(Print  or  Type  Responses)

1.          Name  and  Address  of  Reporting  Person*
      PEQUOT  CAPITAL  MANAGEMENT,  INC.
      500  NYALA  FARM  ROAD
      WESTPORT,      CT          06880

2.            Date  of  Event  Requiring  Statement
        1/1/99

3.      IRS  or  Social  Security  Number  of  Reporting  Person  (Voluntary)

4.      Issuer  Name  AND  Ticker  or  Trading  Symbol
       TRIKON  TECHNOLOGIES,  INC.
       TRKN


5.      Relationship  of  Reporting Person(s) to Issuer (Check all applicable)
       (    )    DIRECTOR                                (    )10%  OWNER
       (    )    OFFICER  (GIVE  TITLE  BELOW)    (X) OTHER (SPECIFY BELOW)(1)

6.      If  Amendment,  Date  of  Original
       1/1/99

7.      Individual  or  Joint/Group  Filing  (Check  Applicable  Line)
(X)      Form  filed  by  One  Reporting  Person
(    )        Form  filed  by  More  than  One  Reporting  Person

  TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
                                    OWNED
1.    Title  of  Security
(Instr.  3)
COMMON  STOCK,  NO  PAR  VALUE
2.    Amount  of  Securities  Beneficially  Owned
10,122,509  (1)
3.    Ownership  Form:(Direct  (D)  or  Indirect  (I)
I
4.    Nature  of  Indirect  Beneficial  Ownership  (Instr.  5)
INVESTMENT  ADVISER

             TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
1.    Title  of  Derivative  Security  (Instr.  4)
      SERIES  H  CONVERTIBLE  PREFERRED  STOCK
2.    Date  Exercisable  and  Expiration  Date
     DATE  EXERCISABLE  (3)

3. Title and Amount of Securities Underlying Derivative Security (Instr. 4) COMMON STOCK, 205,519.7 (2)
4.    Conversion  or  Exercise  Price  of  Derivative  Security
      N/A
5.    Ownership  Form  of  Derivative  Security:  Direct  (D)  or Indirect (I)
      (I)
6.    Nature  of  Indirect  Beneficial  Ownership  (Instr.  5)
     INVESTMENT  ADVISER

Explanation  of  Responses:
(1) THE REPORTING PERSON IS AN INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISERS ACT OF 1940 AND HAS VOTING POWER AND INVESTMENT POWER WITH RESPECT TO SECURITIES IN CLIENTS' ACCOUNTS. AN EMPLOYEE OF THE REPORTING PERSON IS A MEMBER OF THE BOARD OF DIRECTORS OF THE ISSUER. THE REPORTING PERSON DISCLAIMS ANY OBLIGATION TO FILE THIS REPORT, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS SUBJECT TO
SECTION  16  WITH  RESPECT  EITHER  TO  THE  ISSUER  OR  SUCH  SECURITIES.
(2) THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SECURITIES, AND THIS REPORT SHALL NOT
        BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SECURITIES FOR
        THE  PURPOSES  OF  RULE  16A-1(A)(1)    OR    (A)(2)  OR FOR ANY OTHER
PURPOSES.
(3)    EACH SHARE OF SERIES H PREFERRED STOCK SHALL AUTOMATICALLY CONVERT INTO
SHARES  OF    COMMON  STOCK  IF
AND WHEN THE CLOSING PRICE OF THE COMMON STOCK ON A UNITED STATES NATIONAL SECURITIES EXCHANGE OR ON AN ESTABLISHED AUTOMATED OVER-THE-COUNTER TRADING MARKET IN THE UNITED STATES IS AT A PRICE IN EXCESS OF $7.00 FOR A PERIOD OF 30 CONSECUTIVE TRADING DAYS.


/s/  David  J.  Malat                                              3/18/99
    **Signature  of  Reporting  Person                                    Date

**          Intentional misstatements or omissions of facts constitute Federal
Criminal  Violations.
See  18  U.S.C.  1001  and  15.  U.S.C.  78ff(a).

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